                                                                 EXHIBIT 99.1



BID.COM LOGO

--------------------------------------------------------------------------------

                                                        ENABLING ON-LINE SUCCESS

                                                BID.COM INTERNATIONAL INC.
                                                FIRST QUARTER 2001 REPORT

PROFILE
--------------------------------------------------------------------------------

Bid.Com is a global application provider of dynamic pricing solutions that help organizations buy and sell goods on-line.

The Company competes in the growing business-to-business market for software solutions that enable businesses to conduct transactions on-line. For seller solutions, Bid.Com's dynamic pricing transaction software allows companies to conduct their own auctions using traditional top-bid, real-time declining price "dutch", and fixed price formats. For buyer or procurement requirements, Bid.Com's software allows purchasing managers to source products and compare various factors from multiple suppliers. Both solutions are offered via Bid.Com's secure and hosted application service provider architecture.

Founded in 1995 as Internet Liquidators Inc., Bid.Com has evolved from an on-line vendor of consumer goods to a focused provider of e-commerce transaction solutions and services. The Company's business model is now solely targeted at enabling and managing dynamic pricing and on-line transaction services for businesses through a complete service package. This solution has been the driving force behind the Company's successful entry into a number of leading multinational corporate accounts.

Bid.Com's investment in sales, marketing, and technology over the past year has positioned the Company to gain access to customers in three continents spanning many industries such as media, financial services and transportation. In addition, the Company continues to build on its award-winning technology in order to supply customers with a more comprehensive suite of e-commerce pricing solutions.

LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------

Dear Shareholders,

Our performance for the first quarter was not as strong as we had originally planned, largely resulting from customers scaling back or delaying e-commerce solutions and by current economic conditions. As a result we issued a revised revenue and contract value projection in late March. In a proactive step to mitigate against any further economic downturns and contract signing delays, we have instituted a cost savings and internal restructuring plan resulting in the reduction of staff by one third and significant cuts to other expenses. We believe that these measures will help ensure the long-term viability of our Company, allowing us to maintain our high customer service levels while significantly reducing our quarterly burn rate.

Significant accomplishments for the quarter included:

     - We signed a three-year agreement with GE Capital Commercial Equipment Financing to power on-line transactions for a new global asset management electronic marketplace.

     - We signed a three-year agreement with Buzzgolf to help them become the leading European business-to-business golf portal and wholesale buying marketplace.

     -  We announced e-commerce agreements with Games Trader and DBI Logistics.

     - We successfully implemented e-commerce solutions for ValueVision International, News International, and The Skerman Group.

     - We formed a strategic alliance with Eloqua, a provider of web based sales and marketing solutions.

Combined gross revenue and contract value for the quarter was $2.8 million, on target with the projection we issued in late March, but behind the $3.8 million figure we achieved in the fourth quarter.

Gross revenue in the first quarter of 2001 was $1.2 million, which was the same figure achieved in the fourth quarter of 2000. Despite the economic downturn, our revenues remained consistent.

New contract value reflects measurable revenue expected to be earned in the future, and includes new deferred revenue. New contract value was $1.6 million in the quarter; $1 million less than what we achieved in the fourth quarter of 2000. This was largely as a result of prospective customers scaling back or delaying e-commerce initiatives. We are confident that there are several opportunities for contract wins in the second and third quarters.

During the quarter we also sold freely trading shares in America Online Inc. and realized a gain of $3.7 million, significantly improving our cash position. We also recorded a favourable mark to market adjustment in our remaining holdings in America Online Inc.

Our working capital position at the end of the quarter was $12.8 million with $14.4 million available in cash and marketable securities. Cash burn improved by $650,000 over the previous quarter. With the implementation of our restructuring plan, we expect further improvements in future quarters.

Loss per share for the quarter was $0.01 per share compared to $0.31 per share in the fourth quarter. Operationally, our loss per share improved to $0.07 per share, compared to $0.10 per share in the fourth quarter. Organizationally, we've been able to improve internal efficiency and deploy our solutions more cost effectively, resulting in a lower operating loss, despite lower than originally projected revenues.

The first quarter proved challenging for us, however, with continued sales initiatives including a successful strategic sourcing seminar series and the cost savings expected from our internal restructuring plan, we feel well positioned for the remainder of fiscal 2001. Based on recent customer feedback, we believe we can capitalize on opportunities with organizations that seek methods to streamline procurement activities and reduce purchasing costs.

Yours truly,

LOGO

Jeff Lymburner, President and CEO
May 23, 2001

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars) (Unaudited)
--------------------------------------------------------------------------------

                                                                MARCH 31    DECEMBER 31
                                                                  2001         2000
---------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash                                                            $12,075      $  7,363
Marketable securities                                             2,378         8,124
Accounts receivable                                                 818           701
Deposits and prepaid expenses                                       325         1,180
---------------------------------------------------------------------------------------
                                                                 15,596        17,368

CAPITAL ASSETS (Note 2)                                           1,739         1,760
STRATEGIC INVESTMENTS                                             1,147         1,176
CAPITALIZED SOFTWARE                                                405           473
TRADEMARKS AND INTELLECTUAL PROPERTY (NET)                            9            24
---------------------------------------------------------------------------------------
                                                                $18,896      $ 20,801
---------------------------------------------------------------------------------------
LIABILITIES
CURRENT
Accounts payable                                                $   944      $  1,213
Accrued liabilities                                                 441           807
Current portion of capital lease obligation                          66            66
Current portion of deferred revenue                               1,306         1,611
---------------------------------------------------------------------------------------
                                                                  2,757         3,697

DEFERRED REVENUE                                                    812         1,185
CAPITAL LEASE OBLIGATION                                             58            59
---------------------------------------------------------------------------------------
                                                                  3,627         4,941
---------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share capital                                                    83,724        83,724
Warrants                                                          1,023         1,005
Deficit                                                         (69,478)      (68,869)
---------------------------------------------------------------------------------------
                                                                 15,269        15,860
---------------------------------------------------------------------------------------
                                                                $18,896      $ 20,801
---------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of Canadian dollars, except per share amount) (Unaudited)
--------------------------------------------------------------------------------

                                                                   QUARTER ENDED
                                                                      MARCH 31
------------------------------------------------------------------------------------
                                                                    2001        2000
------------------------------------------------------------------------------------
Revenue (Note 5)                                                $  1,255    $  6,604
Less: Customer acquisition costs                                     (19)         --
------------------------------------------------------------------------------------
Net revenue                                                        1,236       6,604
------------------------------------------------------------------------------------
Direct expenses                                                       --       6,943
Advertising and promotion                                             --       3,141
General and administrative                                         2,491       3,743
Sales and marketing costs                                          1,405          98
Software development and technology expense                          987         434
Depreciation and amortization                                        310         256
Interest income                                                     (113)       (248)
------------------------------------------------------------------------------------
                                                                   5,080      14,367
------------------------------------------------------------------------------------
Loss before the undernoted                                        (3,844)     (7,763)

Realized gains on disposal of marketable securities and
  strategic investments (Note 3)                                   3,686          --
Unrealized gains and losses on revaluation of marketable
  securities and provision for impairment of assets (Note 4)        (451)         --
------------------------------------------------------------------------------------
                                                                   3,235          --
------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                             (609)     (7,763)
------------------------------------------------------------------------------------
LOSS PER SHARE                                                  $  (0.01)   $  (0.15)
------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars) (Unaudited)
--------------------------------------------------------------------------------

                                                                   QUARTER ENDED
                                                                      MARCH 31
------------------------------------------------------------------------------------
                                                                    2001        2000
------------------------------------------------------------------------------------
DEFICIT, BEGINNING OF PERIOD                                    $(68,869)   $(48,503)
NET LOSS FOR THE PERIOD                                             (609)     (7,763)
------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                          $(69,478)   $(56,266)
------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars) (Unaudited)
--------------------------------------------------------------------------------

                                                                   QUARTER ENDED
                                                                      MARCH 31
------------------------------------------------------------------------------------
                                                                  2001        2000
------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING
  ACTIVITIES
OPERATING
Net loss for the period                                         $   (609)   $ (7,763)
Items not affecting cash:
  Depreciation and amortization                                      310         256
  Non cash customer acquisition costs                                 19         171
  Realized gains on disposal of marketable securities and
     strategic investments (Note 3)                               (3,686)         --
  Unrealized gains and losses on revaluation of marketable
     securities and provision for impairments of assets
     (Note 4)                                                        451          --
------------------------------------------------------------------------------------
                                                                  (3,515)     (7,336)
Changes in non-cash operating working capital items               (1,677)     (1,545)
------------------------------------------------------------------------------------
                                                                  (5,192)     (8,881)
------------------------------------------------------------------------------------
INVESTING
Capital assets                                                      (200)       (160)
Strategic investments                                               (152)         --
Capitalized software, trademarks and intellectual property            (5)         --
Marketable securities                                             10,263      16,021
------------------------------------------------------------------------------------
                                                                   9,906      15,861
------------------------------------------------------------------------------------
FINANCING
Issuance of common shares                                             --         679
Repayment of capital leases                                           (2)         --
------------------------------------------------------------------------------------
                                                                      (2)        679
------------------------------------------------------------------------------------
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD                        4,712       7,659
CASH, BEGINNING OF PERIOD                                          7,363       5,019
------------------------------------------------------------------------------------
CASH, END OF PERIOD                                             $ 12,075    $ 12,678
------------------------------------------------------------------------------------
Supplemental information
Income taxes paid                                                     --          --
Interest paid                                                         --          --

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------
1.  SIGNIFICANT ACCOUNTING POLICIES

    The consolidated interim financial statements of Bid.Com International Inc. (the "Company") should be read in conjunction with the Company's most recent annual audited financial statements.

    The consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except that effective January 1, 2001, the Company adopted the "Earnings per Share" standard issued by the Canadian Institute of Chartered Accountants. The standard requires that the treasury stock method of calculating fully diluted earnings per share be used. For periods presented, all stock options and warrants are anti-dilutive, therefore diluted loss per share is equal to the basic loss per share.

2.  CAPITAL ASSETS

                                                  ------------------------------------------------------------------------
                                                            MARCH 31, 2001                      DECEMBER 31, 2000
                                                  ------------------------------------------------------------------------
                                                             ACCUMULATED    NET BOOK               ACCUMULATED    NET BOOK
                                                    COST    AMORTIZATION       VALUE      COST    AMORTIZATION       VALUE
                                                  ------------------------------------------------------------------------
                                                                         (IN THOUSANDS OF DOLLARS)
    Computer hardware                             $2,903          $1,348      $1,555    $2,773          $1,217      $1,556
    Furniture and fixtures                           354             198         156       284             120         164
    Leasehold improvements                           127              99          28       127              87          40
                                                  ------------------------------------------------------------------------
                                                  $3,384          $1,645      $1,739    $3,184          $1,424      $1,760
                                                  ------------------------------------------------------------------------

3.  REALIZED GAINS ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC
INVESTMENTS

                                                                    --------------------
                                                                    MARCH 31    MARCH 31
                                                                      2001        2000
                                                                    --------------------
                                                                       (IN THOUSANDS)
    Gain on disposal of marketable securities                         $3,686          --
                                                                    --------------------

    On January 11, 2001, the Company's unregistered shares in America Online Inc. became freely trading. Between January 19, 2001 and January 26, 2001, the Company sold 122,801 freely trading shares in America Online Inc. for gross proceeds of $10.0 million and a realized gain of $3.686 million.

4. UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND PROVISION FOR IMPAIRMENT OF ASSETS

                                                                    --------------------
                                                                    MARCH 31    MARCH 31
                                                                      2001        2000
                                                                    --------------------
                                                                       (IN THOUSANDS)
    Revaluation of impaired strategic investments (Note 4(a))          $(357)         --
    Revaluation of marketable securities (Note 4(b))                     831          --
    Provision of impaired prepaid asset (Note 4(c))                     (925)         --
                                                                    --------------------
                                                                       $(451)         --
                                                                    --------------------

    (a) The Company reviewed the carrying value of its strategic investments and determined that in light of recent financial performance and market conditions the decline in value of these investments was other than temporary, and a revaluation was required.

    (b) The Company reviewed the market value of its unregistered shares in America Online Inc. at March 31, 2001, and determined that a mark to market adjustment was required.

    (c) As a result of reviewing the carrying value of its prepaid advertising assets, the Company has determined that the net realizable value of this asset has been significantly reduced as a result of recent market conditions and changes to the Company's business-to-business marketing strategy.

5.  REVENUE FROM EXTERNAL CUSTOMERS

    Revenue is comprised of business-to-business e-commerce enabling activities including consulting, implementation, training and hosting fees combined with on-line retail sales of merchandise and associated shipping revenue. Business-to-business e-commerce enabling activities generated $1.255 million of total revenues for the quarter ended March 31, 2001 and $411,000 for the quarter ended March 31, 2000. On-line retail revenue for the quarter ended March 31, 2000 was $6.193 million with no comparative balance for the first quarter of 2001.

--------------------------------------------------------------------------------

6.  SUBSEQUENT EVENT -- RESTRUCTURING CHARGE

    On April 24, 2001 the Company announced a restructuring plan to significantly curtail spending across all major areas, including sales, marketing and operations. As part of the restructuring the Company reduced its workforce by approximately 35 per cent. As a result the Company expects to incur a one-time restructuring charge of $750,000.

7.  RECLASSIFICATION OF PRIOR PERIODS

    Certain prior period amounts have been reclassified to conform to the current period basis of presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Results of Operations
Comparison of the Quarters Ended March 31, 2001 and March 31, 2000

This section compares the unaudited consolidated financial results for the quarters ended March 31, 2001 and March 31, 2000 and analyzes significant changes in the financial statement components which comprise the consolidated statement of operations, consolidated balance sheets, and consolidated statement of cashflows.

OVERVIEW. Net loss for the quarter was $609,000, compared to $7.763 million for the same quarter last year. Overall, revenues and expenses fell 81% and 64.5% respectively, reflecting the Company's planned exit from on-line retail operations. The first quarter of 2001 also saw non-operational gains of $3.235 million, largely from the sale of marketable securities. There were no non-operational activities during the comparative quarter in 2000.

REVENUE. Revenue is comprised of business-to-business e-commerce enabling activities including consulting, implementation, training and hosting fees for the quarter ended March 31, 2001. Revenues for the quarter ended March 31, 2000 also included on-line retail product sales. Overall revenue declined to $1.255 million for the first quarter of 2001 from $6.604 million for the first quarter of 2000. The decline in revenue was the result of the exit from on-line retail operations, which commenced in the second quarter of fiscal 2000 and concluded in October 2000.

Business-to-business revenue for the first quarter 2001 improved by 305% over the first quarter of 2000. Business-to-business e-commerce enabling activities generated $1.255 million in the first quarter of 2001, and $411,000 of revenues for the quarter ended March 31, 2000. During the quarter two licensing contracts were terminated resulting in the recognition of $759,000 of revenue previously recorded as deferred revenue. Payment for the terminated license contracts was received in previous years, and was being recognized ratably over the contract period.

CUSTOMER ACQUISITION COSTS. These costs are based on the calculated value of share purchase warrants issued to GE Capital in return for certain business-to-business contracts. The value of these warrants is calculated using a Cox-Rubinstein binomial model. For the quarter ended March 31, 2001, these costs amounted to $19,000.

DIRECT EXPENSES. With the exit from on-line retail operations completed in October 2000, no direct expenses were incurred in the first quarter of 2001.

ADVERTISING AND PROMOTION. Advertising and promotion activities related solely to retail operations that ceased in October 2000. No advertising and promotion costs were incurred in 2001.

SALES AND MARKETING COST. For the quarter ended March 31, 2001 sales and marketing costs amounted to $1.405 million, which was $1.3 million more than the first quarter of 2000. This increase resulted from increased staffing levels and efforts associated with securing business-to-business contracts. This expense was minimal in the first quarter of 2000 as business-to-business development activities were in an early stage.

SOFTWARE DEVELOPMENT AND TECHNOLOGY EXPENSES. For the first quarter of 2001 these costs amounted to $987,000 compared with $434,000 for the first quarter of 2000. An increased number of business-to-business contracts and the related customization necessary for implementation accounts for this increase, coinciding with increased staffing levels necessary to service business-to-business accounts. In comparison to the prior year, project management skills and additional advanced developers have been brought in to service business-to-business contracts.

GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased to $2.491 million for the quarter ended March 31, 2001 from $3.743 million for the quarter ended March 31, 2000, a decrease of 33.4%. The decrease in general and administrative expenses reflects savings of $600,000 in professional fees, $160,000 in bad debt expense, and $171,000 in non cash share purchase warrant costs.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization was $310,000 for the quarter ended March 31, 2001 as compared to $256,000 for the quarter ended March 31, 2000, an increase of 21.0%. This increase is primarily due to amortization of capitalized core software development costs as well as a significant increase in server equipment and computers acquired to enhance the infrastructure supporting our business-to-business activities.

INTEREST INCOME. Interest income was $113,000 for the quarter ended March 31, 2001, as compared to $248,000 for the first quarter 2000. Interest income reflects interest from investments in cash and marketable securities. In 2001, a significant portion of marketable securities were shares in America Online Inc., which did not earn investment income.

--------------------------------------------------------------------------------

REALIZED GAINS ON DISPOSAL OF MARKETABLE SECURITIES AND STRATEGIC
INVESTMENTS. Realized gains on disposal of marketable securities and strategic investments amounted to $3.686 million for the quarter ended March 31, 2001, with no comparative amount for the prior year. These gains are outside of the normal course of operations but are not considered extraordinary items. This amount reflects the disposal of 122,801 America Online Inc. shares in January.

UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND PROVISION FOR IMPAIRMENTS OF ASSETS. Unrealized gains and losses are outside the normal course of operations but are not considered extraordinary. The unrealized gain on revaluation of marketable securities was comprised of a favourable mark to market adjustment of escrowed shares of America Online totaling $876,000, with no comparative balance for the prior year. We also reviewed the recoverability of certain prepaid advertising assets which were expected to be used in business-to-business development activities, and determined that an impairment provision of $926,000 was required. We conducted an assessment of our long term strategic investment portfolio at quarter end by analyzing the financial performance of our investee companies and reviewing general market conditions, and noted that one of our investees had made an assignment in bankruptcy. As a result an impairment provision of $357,000 was considered necessary.

Cash Flows

OPERATING ACTIVITIES. Cash outflow from operating activities declined to $5.192 million for the first quarter 2001 from $8.881 million for the first quarter of 2000. Concentrated efforts in developing the Company's business-to-business model and an exit from retail activities account for the difference. In addition, the sale of 122,801 shares in America Online Inc. for a realized gain of $3.686 million was also reflected in the quarter.

INVESTING ACTIVITIES. Cash inflow from investing activities declined to $9.906 million for the first quarter of 2001 from $15.861 million for the first quarter of 2000. A decrease in operating cash flow requirements resulted in deferring liquidation of marketable securities.

FINANCING ACTIVITIES. No cash inflow from financing activities was generated in the first quarter of 2001, as compared to the first quarter of 2000 when stock options were exercised.

Financial Condition

CURRENT ASSETS. Cash and marketable securities decreased $1.034 million over the quarter. Cash and marketable securities used to fund operations were $5.080 million, while the company recognized a $3.686 million gain on disposal of marketable securities. Deposits and prepaid expenses declined $855,000 over the quarter, largely as a result of a provision taken for an prepaid business-to-business advertising asset determined to be unrecoverable based on revised business plans.

CAPITAL ASSETS. Additions to fixed assets for the quarter ended March 31, 2001 were $200,000 primarily for computer hardware and server equipment associated with building infrastructure to support business-to-business activities.

STRATEGIC INVESTMENTS. During the quarter, it was determined that a related party strategic investment with a book value of $357,000 had become permanently impaired, and was fully provided for. In addition, we also invested $328,000 in new strategic partners of which $152,000 was in cash.

CURRENT LIABILITIES. Accounts payable and accrued liabilities declined $635,000 over the previous quarter. Significant purchases of computer equipment were incurred in the fourth quarter of 2000 and paid in the first quarter of 2001.

DEFERRED REVENUE. Overall deferred revenue declined by $678,000 from the previous quarter, as a result of the termination of two license agreements with deferred revenues of $759,000. This deferred revenue was taken into income in the quarter as the obligation to provide services to these customers had been terminated.

PRESENT STATUS. The Company has not earned profits to date and, at March 31, 2001, the Company had an accumulated deficit of $69.478 million. As of March 31, 2001, the Company had cash on hand and marketable securities of $14.4 million. The Company believes that current cash balances and anticipated funds from operations will be sufficient to meet its needs into early 2002 under current economic conditions.

--------------------------------------------------------------------------------

THIS QUARTERLY REPORT MAY INCLUDE COMMENTS THAT DO NOT REFER STRICTLY TO HISTORICAL RESULTS OR ACTIONS AND MAY BE DEEMED TO BE FORWARD-LOOKING WITHIN THE MEANING OF THE SAFE HARBOR PROVISIONS OF THE US FEDERAL SECURITIES LAWS. THESE MAY INCLUDE, AMONG OTHERS, STATEMENTS ABOUT EXPECTATIONS OF FUTURE REVENUES AND CASH FLOWS. FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S RESULTS TO DIFFER MATERIALLY FROM EXPECTATIONS. THESE RISKS INCLUDE THE COMPANY'S ABILITY TO DEVELOP APPROPRIATE STRATEGIC ALLIANCES AND SUCCESSFUL DEVELOPMENT AND IMPLEMENTATION OF TECHNOLOGY, ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES, COMPETITIVE FACTORS, NEW PRODUCTS AND TECHNOLOGICAL CHANGES, AND OTHER SUCH RISKS AS THE COMPANY MAY IDENTIFY AND DISCUSS FROM TIME TO TIME, INCLUDING THOSE RISKS DISCLOSED IN THE COMPANY'S FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. ACCORDINGLY, THERE IS NO CERTAINTY THAT THE COMPANY'S PLANS WILL BE ACHIEVED.

CORPORATE DIRECTORY
--------------------------------------------------------------------------------

DIRECTORS                  OFFICERS                  OFFICES OF BID.COM
---------                  --------                  ------------------
Pat Bourke(2)              Jeffrey Lymburner         Bid.Com International Inc.     REGISTRAR &
Chairman                   CEO and President         6725 Airport Road,             TRANSFER AGENT
                                                     Suite 201                      CIBC Mellon Trust
Jeffrey Lymburner          Mark Wallace              Mississauga, Ontario           Company
CEO and President          Chief Operating Officer   Canada L4V 1V2                 PO Box 70390
                                                     Tel: 905-672-7467              Toronto Station A
T. Christopher Bulger(2)   Jim Moskos                                               Toronto, Ontario,
President and CEO,         President,                11 Penn Plaza, Suite 5029      Canada M5W 2X5
eLab Technology Ventures   Bid.Com Technologies      New York, New York
                                                     10001 U.S.A.                   AUDITORS
Duncan Copeland(3)         John Mackie               Tel: 212-946-2895              Deloitte & Touche LLP
President,                 Vice President,                                          Chartered Accountants
Copeland and Company       General Counsel and       980 Ninth Street,              Toronto, Ontario,
                           Corporate Secretary       Suite 1600                     Canada
Paul Godin(2)                                        Sacramento, California
                           David Kirkconnell         95814-2736 USA                 LAWYERS
Howard Koenig(3)           Vice-President,           Tel: 916-449-9531              Gowlings
Chief Executive Officer,   Human Resources                                          Toronto, Ontario,
EmployeeLife.com                                     2701 N. Rocky Point Drive      Canada
                           David Pamenter            Suite 930
Jim Moskos                 Assistant Secretary       Tampa, Florida                 Baer Marks & Upham LLP
President,                                           33607 USA                      New York, New York USA
Bid.Com Technologies       Aidan Rowsome,            Tel: 813-636-8205
                           Managing Director,                                       STOCK EXCHANGE
David Pamenter(1)(3)       Europe                    500 Chiswick High Road         LISTINGS
Partner, Gowlings                                    London, England                Toronto Stock Exchange
                           Hamish Sutherland         W4 5RG                         Symbol BII
Ken Sexton(1)              Managing Director,        44-20-8956-2332
Chief Financial Officer    Australia and Asia                                       Nasdaq
Merant PLC                 Pacific                   125 Lower Baggot Street        Symbol BIDS
                                                     Dublin 2, Ireland
Charles Walker(1)                                    Tel: 353-1-639-1135            SHARES OUTSTANDING
CEO and President,                                                                  (March 31, 2001)
Walker Group Inc.                                    Level 50, 101 Collins Street   Issued 54,638,468
                                                     Melbourne, Australia 3000      Fully Diluted
                                                     Tel: 61 (03) 9653-9181         62,917,436

---------------

(1) Member of Audit Committee

(2) Member of the Management Resources and Compensation Committee

(3) Member of the Corporate Governance Committee